September 15, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Penumbra, Inc.
Registration Statement on Form S-1 (File No. 333-206412)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Penumbra, Inc., a Delaware corporation (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-206412) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective at 4:00 PM Eastern time, on September 17, 2015, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that we have distributed approximately 2,257 copies of the Preliminary Prospectus dated September 8, 2015 through the date hereof, to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name:	Benjamin Burdett
Title:	Executive Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Brian Kinkead
Name:	Brian Kinkead
Title:	Managing director

[Underwriters’ Acceleration Request Signature Page]